Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194135

AMERICAN REALTY CAPITAL NEW YORK CITY REIT, INC.

SUPPLEMENT NO. 8, DATED OCTOBER 17, 2014,
TO THE PROSPECTUS, DATED APRIL 24, 2014

This prospectus supplement, or this Supplement No. 8, is part of the prospectus of American Realty Capital New York City REIT, Inc., or the Company, dated April 24, 2014, or the Prospectus, as supplemented by Supplement No. 7, dated October 8, 2014, or Supplement No. 7. This Supplement No. 8 supplements, modifies, supersedes and replaces certain information contained in the Prospectus and Supplement No. 7 and should be read in conjunction with the Prospectus and Supplement No. 7. This Supplement No. 8 will be delivered with the Prospectus and Supplement No. 7. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 8 is to update our description of real estate investments.

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is added at the end of the section entitled “Description of Real Estate Investments — 200 Riverside Boulevard,” as included in Supplement No. 7.

“Probable Property Investments

570 Seventh Avenue

On October 11, 2014, we, through a wholly-owned subsidiary, entered into an agreement of purchase and sale to acquire the fee simple interest in an institutional-quality office building located at 570 Seventh Avenue in Times Square, Manhattan.

The seller of the property is 570 7th Avenue Property Owner, L.L.C.. The seller has no material relationship with us, our operating partnership, our sponsor or advisor or any of their respective affiliates.

Pursuant to the terms of the agreement of purchase and sale, our obligation to close the acquisition of the property is subject to certain customary closing conditions. Although we believe that the acquisition of the property is probable, there can be no assurance that the acquisition of the property will be consummated. The agreement of purchase and sale contains customary representations and warranties by the seller.

Capitalization

The contract purchase price of the property is approximately $170.3 million, exclusive of closing costs. We intend to fund the purchase price with proceeds from our ongoing initial public offering. We may seek financing for the property at or after closing from a lender yet to be identified. There is no assurance that we will be able to secure financing on terms that we deem favorable or at all.

Major Tenants/Lease Expiration

The property contains approximately 170,000 rentable square feet and is currently 56% leased. The property is primarily used as office space for a variety of businesses and professional services firms and is also used for retail space on the lower floors. Currently, the property’s largest tenants are NY Loves Us, Inc. and Klestadt & Winters, LLP, each representing approximately 16% and 8% of annualized cash base rent, respectively. As a condition to closing, we will also enter into a one-year lease with the seller or an affiliate of the seller for approximately 33,000 rentable square feet, which is expected to increase the property’s occupancy to approximately 76%.

The following table provides information relating to lease commencement and termination dates, rentable square feet, annualized cash base rent, rental escalations and renewal options for the two largest tenants:

Tenant	Lease Commencement Date	Lease Termination Date	Rentable Square Feet	Annualized Cash Base Rent (in thousands)	Rental Excalations	Renewal Options
NY Loves Us, Inc.	June 2014	January 2015	2,510	$624.0	None	None
Klestadt & Winters, LLP	July 2010	June 2021	8,780	$301.6	5% increase after six years	None

The schedule of lease expirations for each of the next ten years, as well as the schedule of occupancy rate and the average effective annual rent per rentable square foot as of December 31 for each of the last five years, will be available upon the closing of the acquisition of the property.

Other

We believe the property is suitable and adequate for its uses.

We anticipate making approximately $10.5 million in additional investments in the property after closing of the acquisition to enhance the value of retail space. We intend to fund the additional investment with proceeds from our ongoing initial public offering.

We believe the property is adequately insured.

The Federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2014 Federal tax return.

The annual real estate taxes payable on the property for the current tax year are expected to be $1.2 million at a rate of 10.3230%.

We believe that the property is well located, has acceptable roadway access and is well maintained. The property is subject to competition from similar properties within its respective market area and the economic performance of the tenants of the property and their operations could be affected by changes in local economic conditions. We did not consider any other factors material or relevant to the decision to acquire the property, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.”